Exhibit 21.1

SUBSIDIARIES OF
PAPA MURPHY'S HOLDINGS, INC.

Subsidiary	Jurisdiction of Organization
MM1 Regional LLC	Florida
MM2 Regional LLC	Florida
Murphy’s Marketing Services, Inc.	Florida
Papa Murphy’s Company Stores, Inc.	Washington
Papa Murphy’s Intermediate, Inc.	Delaware
Papa Murphy’s International LLC	Delaware
Papa Murphy’s Worldwide LLC	Delaware
PMI Holdings, Inc.	Delaware